Filed by Vertical Aerospace Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Broadstone Acquisition Corp.
Commission File No.: 001-39506
Date: June 11, 2021

SFP_Times

Speaker key:

PA       Patrick

ST       Stephen

AL       Alistair

GA       Gavin

ST	Nice to meet you, Patrick, how are you doing?

PA	Very good to meet you too. So, I’ll just crack on if I may? I'm not sure that Alistair my colleague’s joining us, but let me kick-off anyway.

ST	Okay, bear with me just a second, I think Gavin would like me to record this. If you're okay with that, I can record it.

PA	No, I might record it too, actually, if that's all right?

GA	Thank you. Stephen, you're on mute.

ST	Right. I don't think we have spoken before, directly.

00:00:36

PA	No.

ST	But I'm a very keen fan or your work. I'm, obviously, a Time subscriber, and I like forward to hearing what you have to say. So, in any case...

PA	I'm just more interested in hearing what you have to say.

ST	Well, you know...

PA	Tell me about the beginnings of [overtalking].

ST	I wanted to ask, when I've been speaking with your colleagues, I have a particular way I’d like to conduct the interview. I wanted to run it by you, it doesn't suit everybody. What I would like to do is try to speak to you as freely as possible. I don’t have a script and I’d rather just answer your questions as clearly as possible.

But what that means is that if there's something you’d like to quote me on, I would like to just have you check it with me beforehand, so I don’t have to worry about misspeaking, or whatever that is, and clarify that now. If that's okay, that's great. Otherwise, I’ll have to be a bit more on-guard to make sure that [overtalking].

PA	Oh, okay, well, let’s do it that way. I’ll run the quote past Gavin if that's all right?

ST	Yes.

www.waywithwords.net	Page 1 of 15

GA	Thanks, Patrick.

PA	Great stuff. So, tell me about the very first origins of Vertical and how you got the idea for it, and did you think it could ever become what it is today, a $2 billion company?

00:01:55

ST	Yes, so, I'm delighted Alistair has joined us for this particular point because I was trying to remember...

AL	I've only just come on. How are you? We spoke about the energy market last time, about OVO.

ST	Exactly right. Alistair, I was remembering an article that, a comment, that you’d written about the SSE acquisition. And I had a quick refresh, I was trying to remember exactly how that went. And I remember there was something that irked me at the time, but I couldn't remember what it was. And I'm delighted that you're here now because when we were talking about the origin of Vertical, it actually was born out of what Alistair described as the car crash that was Manor F1.

And I bought this Marussia F1 team out of bankruptcy in 2015. It was out of the love of the sport and the opportunity, it was a fantastic and fascinating business and fascinating situation. But I very quickly fell in love with the technology and the engineering. And it was part of the F1 business model was try to find a way to commercialise the technology and find additional value streams or additional revenue streams beyond the racing. The racing revenues don’t cover the cost of running the team.

00:03:26

So, we were looking at ways to commercialise the F1 tech, and we found out pretty quickly that the technology we had was just too advanced for road cars. We couldn't really transfer the technology into automotive, we were too far behind. And when we started to explore it, we found out, actually, with carbon fibre, lightweight composites, aerodynamics, computer simulation, hybrid powertrains, what we really had were all the tools and capabilities we need to build electric aircraft, not cars.

And so, we started to look for ways to apply F1 tech to aviation. And it was actually a trip to a race in Sao Paulo in 2015. I ended up flying 15 hours to get to the race. Landed at Sao Paulo airport, and spent the next three hours in traffic. And I think it’s a ten-lane motorway that runs through the centre of Sao Paulo. It was absolutely gridlocked.

And I got to the track, and then one after the other, these helicopters just kept landing. And I found out afterwards that in Sao Paulo, anybody who can, just travels around by helicopter. The city is too big, too much traffic to get around on the ground.

And I remember thinking... I was reading a book about the science of cities, I think it was called The Science of Cities, and it was about all the technology developments that made urbanisation in the 20th Century possible. Steel reinforced concrete, safety glass, elevator, electrification, without those building blocks, you just can't build large cities. And I remember thinking about technologies that would drive urbanisation in the 21st Century.

www.waywithwords.net	Page 2 of 15

00:05:17

In Europe, we think of London as being a big city, but in a global context, it’s not that big anymore. The biggest cities are in Asia, Latin America, and Africa. And I remember thinking, you're going to have these cities of 30, 40 million people, how is it possible that everybody... We can build up almost a thousand metres into the sky, but when it comes to getting around, everybody, mostly, goes down to the ground level, travels along that one plane, and then back up again.

And in a world where you can have almost silent electrically-driven aircraft, and VTOL aircraft, in particular, is this the future that we’ll come to see, that people will travel not just on the ground level, but from building to building through the sky.

So, we went home, I started to do some back-of-the-envelope calculations about how much power would be required. The weight that the vehicle would need to be. And so, anyway, I ran all the calculations past our engineering team at Manor. And we went through all the numbers, and he said, look, this is possible.

So, we started in 2015, 2016, started to hire a small special projects team to explore the concept, and that's how we got started. 2016, obviously, we were leading, we were actually on track to finish tenth for most of the F1 season. And the second-last race of the year, back, in Sao Paulo, as it happens, we lost a point to Sauber in a dramatic race. And that cost $50 million. And that was the end of the race team, basically.

00:07:10

We decided, after finishing the last two years running, that for the same price as running the world’s slowest Formula 1 team, for a fraction of the price of running the world’s slowest Formula 1 team, we could build one of the world’s coolest aircraft companies.

PA	How much did you put in, Stephen? How much have you had to put in and how big is it now, in terms of numbers of employees and all that?

ST	I think I put in about $50 million. And we’re up to about 160 engineers now, across Bristol and we’ve got a site Oxford. Then, actually, we have, for the last five years, been hiring some of the world’s leading aerospace engineers, guys like Michael Cervenka who was running the Future of Technologies business at Rolls Royce. Eduardo Cortez, who was running Airbus’s urban air mobility business. We’ve been able to hire these amazing aerospace engineers.

We’re also hiring F1 engineers because a lot of the same tech, aerodynamics, carbon fibre, simulation, TFD, the same technologies that we need.

PA	So, there's a lot of excitement about the technology, but there's an awful lot of scepticism too. Take me through how confident you are that we can get to a point we can have commercial aircraft like yours in the sky by, I think you're saying, 2024, aren't you?

ST	Yes, I think 2024 is the programme, we’re on track for that. But aerospace programmes, historically, have a pretty good chance of overrunning. So, we’re on track for 2024 as things stand. We, certainly, are very confident in the 2024, 2025 horizon.

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00:09:11

AL	Stephen, have you actually built the thing yet? I know you built two prototypes, but have you built the aircraft that's actually going to be certified?

ST	So, the certification model that you're seeing in the graphics today is in manufacture right now. We’ll start assembly next month with a test-flight programme starting off in probably Q4 this year. It is designed, being manufactured, and yes, the test-flight programme will be Q4 this year. Part of that programme will be piloted, so this isn't a... This is a certification vehicle that we’re now building.

AL	So, when are you planning to go up on it yourselves?

ST	The very first available opportunity. We’ve got two amazing RAF, former RAF, test pilots that are going to be doing the first flights, let's say. But you know what, and maybe we can work on a quote for this one, I’ll be delighted to be the first passenger. Obviously, there is a very high bar when it comes to certifying these aircraft. And, Patrick, when you talked about scepticism, I think it’s one of the things we British are world leaders in.

00:10:39

I think we could be world leaders in electric aviation. I think, honestly, the UK is the best place in the world to build electric aircraft.

AL	For the world leaders in scepticism, it’s actually quite a good quote. I think we should have that one as well.

ST	Alistair, I would be delighted. I think it’s something... Honestly, we need to work on this. But also, I am of the belief that the more I can see things... I have been with OVO Energy, who believed in doing it first and then tell people about it. Our American cousins are experts are doing it the other way around, they sell a big vision, and then...

AL	This is a bit more American style, isn't it, because you haven't built the plane, no one’s got any idea whether it’s going to be certified. Apparently, the company is worth $2.2 million. Billion, sorry. So, you could say that a more American way of doing things. And, of course, you've got a US back.

ST	So, the thing is, the technology we have today, there is no scepticism about the technology. We are working with existing technologies. And I think one of the things we settled on very early on was the idea, in my experience with energy regulators, is that they are very slow to change, they're very risk-averse. They're not motivated to move with available technology. Their job is to make sure that people have faith in the system.

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00:12:03

And so, we took the decision very early on that we have to work with existing technologies, we can't rely on some new technology that's unproven. And we also have to work within existing regulations. And one of the big decisions we took early on was that our aircraft would have to be piloted.

Some of our competitors have started off thinking we’re going to have single-passenger autonomous air taxis. And then they have scaled up their vehicle concepts to fit in a pilot.

AL	Yes, I do quite like the idea of a pilot.

ST	Everybody wants a pilot in the vehicle with them, of course.

AL	Yes, I prefer that idea [?]. Where are you going to land these things, they're huge, 5,000 lb in weight, aren't they?

ST	Now, who’s American? 2,500, 3,000 kg, yes.

AL	Yes, I was only looking at your transcript from the other day.

ST	Well, if it’s mentioned in pounds it’s because, obviously, this is global [inaudible].

AL	It’s America.

ST	Exactly.

PA	Stephen, will you be manufacturing the planes in Britain. You've got order, potential orders, for 1,000 planes, that sounds like a very, very big business. Tell me whether Britain is going to benefit from all this, or will it all be contracted out to overseas manufacturers?

00:13:17

ST	So, I mentioned before, I think the UK can claim to be [?] world leader in electric aviation. If you look at what we’re going to need, new advanced materials like carbon fibre and composites, electrification, and battery technology. If you look at hybrid power systems, UK, world leader in that through some of the investments that have been made in F1. And aerodynamic simulation, again, we can be world leaders in this.

The UK should be the best place in the world to build these aircraft. I'm not going to commit today to where all of our fabrication is going to be, but I really believe that this is going to be an amazing opportunity for British business.

AL	Where are you going to land because you can't just land this aircraft in the middle of the High Street, can you?

ST	So, our aircraft are designed... As I mentioned before, we’re going to work with the existing regulations. Obviously, there's [inaudible] that coming to aerospace regulation. But these aircraft are designed to land on, I think, 90% of the world’s helipads.

AL	But you're still going to have to go to a heliport, you can't just have it land in the street and off you go, kind of thing.

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00:14:31

ST	No, the landing spots will definitely be heavily regulated, of course. But I’d like you to cast your line forward ten years and think about... Or even go back 100 years, if you imagine the invention of the motor car. And somebody in your position 100 years ago said, all very well, but where are you going to park these things? You can't just put them in the stables alongside all the other horses.

And, of course, a whole industry is built up around car parking. And I have no doubt, whatsoever, if you look at urban landscapes in ten years’ time, it will be much transformed. The next generation of our aircraft will have a range of 500 miles.

And I want to be clear in this one, this is not what we’re talking about today, but in ten years’ time, these aircraft will have a range of 500 miles. They will be powered by hybrid power traits, not battery.

AL	But what if they land in Sainsbury’s car park?

ST	They will travel from London to Paris, rooftop to rooftop in 45 minutes. And we are talking about operating costs of $1 per passenger mile. That's for a short route. For a longer route, the per passenger mile cost comes down. There is going to be so much demand for this technology, that we will invent and we will build the infrastructure that's necessary.

And, of course, it is going to take time, Alistair, for the CAA, for EASA for the FAA, for local aerospace regulators to create the regulations, the airspace that is going to be required for many of these aircraft to be flying over cities at the same time.

00:16:22

If you look today, helicopters in London, for example, are restricted primarily by noise regulation.

AL	And highly dangerous.

ST	They're very dangerous, exactly. So, our aircraft will be certified to a safety standard that's 100 times safer than helicopters. The EASA CAA standard requires us to build these aircraft with a failure rate of one in a billion times. That's the same safety standard as a commercial airline. Helicopters are 100 times less safe. The aircraft will be 100 times safer, they will be 100 times quieter. In cruise at 500 ft, they will be almost imperceptible.

AL	So, what would be the cost? How much are you going to charge the passengers for your 45-minute rooftop trip from London to Paris?

ST	Now, Alistair, we’re not talking about being the operator of these aircraft, so there's going to be a whole bunch of things that goes into what passengers will pay. But if I look at a reasonable operator margin, and again, this is just for information, I don’t want to be quoted on this, if you assume a 33% to 50% operator margin, we could have Heathrow to Canary Wharf for £40 a ticket, one way in 12 minutes.

I don't think there's going to be any lack of demand for that service. Heathrow to Canary Wharf, that's going to be three to four years’ time.

www.waywithwords.net	Page 6 of 15

00:18:05

One of the benefits of electrification, first of all, there's eight rotors, not one, so we don’t have a single point of failure. The helicopter is intrinsically dangerous because you've got one gearbox, you've got one rotor system, you've got one tail... These aircraft are just, fundamentally, much safer by design, 100 times safer. Because there are very few moving parts on electric vehicles, we have very, very low operating and maintenance costs.

And helicopters, operating and maintenance costs, the inspection of all of these safety parts, they're, I think, at 30% of the operating cost, the fuel, the pilot cost, all of those things. Helicopters are really expensive to fly. Our aircraft will be 80% cheaper, so a fifth of the price of operating a helicopter.

AL	Just very quickly on the finances of this whole thing, who much, personally, have you got? Because the management team has got 72%, haven't they, how much of that is yours?

ST	I can't remember.

AL	Oh, yes, okay. You think you put $50 million in, which is the same as you lost on that race. You can remember what you put in, but you can't remember what your stake is.

ST	It’s about 60% of the total.

00:19:21

AL	About 60, okay.

PA	Sorry, Stephen, you’ll end up 60% of the SPAC, will you? Of broad SPAC?

ST	I can't remember all the details. Why don’t we get... I think I end up owning about 60% of the company.

PA	And that cash goes into the operating business from this deal?

ST	From which operating business?

PA	Well, Vertical.

ST	Oh, so, we’re raising £395 million... Dollars. $395 million.

PA	And that goes into developing the product, does it?

ST	394.

AL	They didn't make the last million, apparently.

ST	Well, I think Rolls Royce were investing in Sterling, and when we translated it, somebody rounded it up.

AL	Rolls Royce haven't got any money is probably why.

ST	Maybe they came up short. Do not quote me on that. Right, Alistair. Patrick, what can I tell you about the future of urban mobility?

www.waywithwords.net	Page 7 of 15

00:20:29

PA	Well, so just another question on the deal, there was no chance of floating this in London, was there? It will be a bit of a disappointment for Brits that this is going to be a New York-listed company.

ST	Look, I think there's a lot that can be said about that, and what I will say is, as an Irish and British entrepreneur, it is disappointing that the best place to raise money for this type of business is in the US. But I think as much as I would like to see the development of this kind of capital marketing in the UK, and even in Europe, it’s clear that the US is just the deepest, richest capital, the deepest markets, for this type of business.

We’re pretty good in the UK at biotech finance, so financing of biotech, even fintech. I don't think we’ve got the depth and expertise in the UK to raise this kind of capital for this kind of business. But it can change, and I hope it does, but that's where we are at the moment.

AL	Steve, did you already know Hugh Osmond, did you know him already as a fellow entrepreneur?

ST	No, we hadn't crossed paths before this, but one of the other operating partners, the founding partners in Broadstone, Marcus Waley-Cohen, a friend of mine, I've known him for a long time. And what we like about Broadstone, honestly, they were, obviously, a local team, but more than that, they were entrepreneurs, they're non-corporate finance boutique that are great SPAC, a group of entrepreneurs. They think like entrepreneurs. And so, it was a really good chemistry. And the fact that...

00:22:17

AL	When was the SPAC first listed, I don't remember now, was it last year?

ST	I think it was last August, but you can check that.

PA	Can I ask, before 2015, did you have any interest in aviation? When you were a young lad, did you fancy becoming a pilot?

ST	Well, I don't know about becoming a pilot. But yes, I think all children are amazing by flying. And I have loved travelling. I still get excited going to the airport and the idea of being transported to a different place. I think, more recently, all of us, and particular, when you think about the carbon impact of flights, it’s really hard to get away from that feeling that whilst it’s amazing that we can fly, there's that guilt. And I think there's a Swedish word now they've invented, the guilt of flying, I can't remember it, but it’s definitely there. It’s a real thing.

Something that really motivated me was the idea of doing something about it, not just the idea that we’re going to give up flying. Or in some way, go back from having invented flight, after thousands and thousands of years of man dreaming of being able to fly, we’ve created technology to do it, we’re not going to give it up. And so, now, I really believe...

PA	But [inaudible] before, they can't be terribly green, even if their actual fuel creates no emissions, it just sounds a pretty inefficient way of getting large peoples around the place.

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00:24:04

ST	If I think about the kind of journeys that our vehicles can displace, they’ll be most car journeys. So, obviously, with electric vehicles... Anyway, the most important thing, in answer to that question, we’re going to see electrification of flight. In the next 20, 30 years, aeroplanes will go electric. We’ll have electrical propulsion systems powering our aeroplanes.

eVTOL is just the first commercially viable application of that technology. It’s the most valuable. We’re going to do short missions in overcrowded spaces, those are really valuable flight miles.

Where we go from here, it’ll be, obviously, better battery technology, more efficient electric motors, and so on. But the big improvement will come through hybridisation.

AL	When are we all going to have a little power pack we can just fly around with?

PA	A jetpack?

AL	Yes. To do that, it’s not going to be battery powered. We’re going to need to find some other technology that I don’t have up my sleeve at the minute. But what we’re going to see are bigger and bigger eVTOLs. Let's say, for example, hydrogen fuel cell battery hybrid is something that we expect to see five years after our first vehicle. Within five years, we’ll have a hybrid power train.

00:25:29

And once you've got that combination of electric propulsion, battery storage, and some other energy source, whether it’s hydrogen or sustainable aviation fuel, you're going to see this rapid acceleration of electrification within flight. So, eVTOL is the first application of this. But if you look at the way aerospace has developed over the last 100 years, this is the most exciting time in aviation since the dawn of the jet era. Jet turbines changed everything about flying. And we’re about to go through the same leap.

The companies that have grown up in the jet turbine era are experts in that technology. But my experience in energy is that incumbents are really slow to change. And that it is often new companies that adopt technology from the ground up, so that digital native, or electric native. And I honestly believe, in the 21st Century, it’ll be electric aircraft companies that dominate 21st Century aviation. It will not be the 20th Century champion.

PA	But you're selling all your planes to incumbent airlines, not new airlines.

ST	Airlines don’t manufacture aircraft.

PA	No, no, I know, but I just wonder whether there will be a new generation of electric airlines, rather than the likes of Virgin into the...

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00:27:03

ST	We are very definitely in the partnership model, so we want to partner with these airlines. And I tell you, there's nobody knows more about passenger operations, about passenger experience, about managing supply and demand, than airlines do. They are experts at that. And it’s one of the reasons why the partnership with Virgin is so important.

AL	I was going to say, Virgin have got enough trouble running the planes they've got without getting into this.

ST	Alistair, anything, anything positive [overtalking].

AL	[Overtalking] through Neville, otherwise you're going to float away on all this excitement.

ST	Yes, but look, American Airlines, also, another partner. They're the largest airline in the world by 200 million passengers. All airlines, all airlines have had their troubles in the last year.

So, what I'm going to say, hats off to Virgin, at the same time as managing everything else, they’re also thinking what is coming next. And they have been innovators in the airline business for the last 30 years. And I'm delighted to be partnering with Shai and the team at Virgin, thinking head about what’s going to happen. When you start to have eight and sixteen people being transported in VTOL aircraft, that means those people are not going to Heathrow or Gatwick to get on the runway.

00:28:19

AL	You know these plane orders you've got for your thousand planes, when are they actually going to be firm order, rather than some notional on order? I presume that depends on the certification and the rest of it?

ST	Exactly.

AL	When is the EASA certification likely to happen? What do you think is a reasonable timeframe for that?

ST	EASA has already published the standards that we need to certify to, so that's a big step forward. We now have the requirements. EASA has said, themselves, that eVTOL is going to be a reality in the 2024, 2025 time horizon. And the CAA, we now have an independent air authority, again, in the UK, so it’s independent from EASA, but it is adopting EASA standards.

So, we are going to be certified through the CAA but to EASA standards. And we’re on track at the moment for our 2024 certification programme, with the expectation that we are in operation in and around that time. So, Q4 2024.

AL	So, in that timeframe, when will some of these notional orders become real ones?

ST	The orders? So, look, there's a lot we need to do between now and the time that we are operating these aircraft with passengers in them. I'm not going to make light of the fact that... We talked earlier, Patrick, about the technology, or scepticism. There shouldn't be scepticism about the technology. The certification is the hard part. And so, bringing all these technologies together into an aircraft that can meet the right standards, there's a lot to do there.

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00:29:54

We have set about building the most experienced team. Michael Cervenka and his team, they've got a thousand years of experience in the senior team alone, and have certified, between them, 30 aircraft and propulsion systems. Including, our Head of Airworthiness, Paul Harper, who used to run certification for Airbus in the UK. So, he did the wing programme for the A380.

So, we have hired the most experienced people to do this, but there's a lot of work to do. And I think anybody who is sceptical about certifying eVTOLs is probably justified in their scepticism, there's a lot to do. But we have the standards published, we’ve got the experience in the team, we have the available technology.

In terms of when the orders convert, that is down to all kinds of different commercial interplays there, so who wants to be first off the production line, who wants to go down, that's when they get to the front of the queue. Right now, we’ve got pre-orders for a thousand, just like every aircraft order in history, the buyer has got rights to cancel. We’ve got to demonstrate our milestones towards certification.

Over time, as I said, if you imagine being able to fly from Canary Wharf to Heathrow in 12 minutes, at a ticket price of £40, and an operator margin of between 35% and 50%, there is not going to be a shortage of demand for these aircraft.

00:31:22

PA	There are quite a few competitors out there, aren't there? I'm thinking companies like Joby [?]. What advantage do you have over them? I can't believe they're all going to survive.

ST	So, there's a few things. First of all, I talked about the team. We have gone...

AL	I'm a bit worried about my particular deadline. You see, I've got to talk to somebody else in ten minutes, so I'm going to leave you with Patrick now. Thank you very much for your time.

ST	Alistair, it’s been a pleasure.

AL	Yes. And good luck.

ST	Thank you very much.

AL	Cheers.

ST	Yes, bye. Right.

PA	So, the competitors?

ST	There's a few different types of competitors, some that have been in business for a while, and some that are more recently coming to the party. So, Joby is a really credible competitor. There's some others that have less to show for themselves. The first thing to say, I think there's going to be room in this market for quite a few operators, it’s not going to be a winner-take-all market.

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00:32:29

But in terms of where we think we’ve got the advantage, I honestly think a combination of our engineering team, the fact that we have focused on building such an experienced aerospace engineering team is going to be critical. And this business, experience really matters. Years of experience really matters. This is new technology, but we have to build planes in the same way, we have to build them to the same safety standards.

So, we’re the most experienced engineering team in the world of an eVTOL company. You go and look all of them up, we’ve got, by far and away, hands down, the most experienced team. We have got the best partner ecosystem. So, some of our competitors, like Joby, have decided they want to do everything themselves. They want to build every component, they want to certify every system.

If I look at some of the most complex challenges we face, like flight controls, for example, flight controls and avionics... If you look at the challenges that Boeing’s had with the 737 Max, that was a software problem, and Boeing has been building planes for 100 years, and they still hold them up [?].

Joby have decided they... And again, I don’t want to pick on any one competitor, but some of our competitors have decided they not only want to build all the components. They want to build all the technology. They're going to build their own software team from scratch and build their own flight suite from scratch. It’s an enormous undertaking.

00:34:03

So, our model is very different, we want to partner wherever we can with existing and established tier-one aerospace suppliers. So, Rolls Royce are providing our propulsion units. They are the world leaders now in electrical propulsion for aviation. They've got fifteen hundred flight hours already completed for their suite of electric motors. And they're building bespoke units for us. They're doing the heavy-lifting on the motors.

When it comes to flight controls and avionics, we’ve been working with Honeywell for 18 months now. They have got 70 years of experience in building flight control systems. And the architecture that we are going to be using is the same architecture that powers the F-35 Joint Strike Fighter. It’s the only VTOL supersonic aircraft ever designed and built. It runs on the same Honeywell system.

PA	Really? It’s the F-35 Joint Strike Fighter?

ST	That's right.

PA	Yes, that's quite interesting.

ST	So, this is where instead of trying to everything ourselves, we said if we can, we should be working with partners who’ve done this before and leveraging their experience and expertise. That's a really important thing.

So, the other thing, in terms of the operations of the business, again, we want to partner. We want to partner with airlines, we want to partner with operators. Some of our competitors say they want to do all of this themselves. They not just going to build and design the aircraft, they're also going to operate them.

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00:35:30

PA	I'm with you. I'm with you.

ST	We want to partner. We’re going to focus on the thing that we’re going to do best.

PA	And peering into the future, when do you think you might break even and make a profit, even?

ST	So, this is one of the interesting things about the partnership model that we built, our break-even is going to be about 80 aircraft a year. We’ve already got orders for a thousand.

So, that can give you... The way we’ve designed the business model, when we’re focusing on the IP, on the design, on the bringing together of all of these different technologies... But partnering with organisations that have already invested heavily in this space, it means we’ve got that really scalable business model.

If you look at OVO Energy as an example, I set that business up with my own savings, and we ran it for six years before we raised any external finance. We were already turning over half a billion pounds when we did [overtalking].

PA	So, will the $300 million be enough to get you to break even? Presumably, there’d have to be another big capital raise, or not?

00:36:47

ST	No, we think that's enough. We’ve been quite conservative. It’s $394 million, as Alistair pointed out. Yes, that takes it all the way through [inaudible] to manufacturing.

PA	But surely manufacturing is just a different ballpark, in terms of capital cost, isn't it? To build a factory capable of producing even 80 aircraft a year is quite sizeable, isn't it?

ST	We’ve sized it all up. Between you and me, I don't want to go through all the details, it’ll be public when we go through the... Publish the investor presentation, which I guess will be happening in the next couple of days. The factor build is about $100 million.

GA	Patrick, I can point you to some of those points, which were in the script. And as Stephen said, the presentation will be up, probably, later on today. I'm conscious of time, as well, Patrick, so maybe...

PA	Well, I’d just like to... The other thing, so, we talked about scepticism about the technology, which I absolutely take your point. There's some scepticism about SPACs, generally.

ST	Yes.

PA	There's a lot of suspicion that the people running these things just want to make a quick buck. What kind of safeguards... First of all, is anyone taking money out of this deal? Is anyone getting money out today?

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00:38:06

ST	No. And in fact, both me and the people behind Broadstone are putting money in.

PA	Oh, really? How much are you putting in?

ST	I'm not sure that's publicly available information, Patrick.

GA	It’s not yet. It will come out. It will, Patrick, it’ll come out, and I can give you that detail. It will fine.

PA	So, we should know before the end of the day?

GA	Yes.

PA	Because that's quite reassuring for people is that you're not starting to make an exit from this, you're putting extra money in today.

ST	Yes. So, look, nobody’s taking money out. We’re putting more money in. And certainly, from my perspective, I'm going to be the largest shareholder in this business for a long time to come. So, I think there is some scepticism about SPACs, but I think what we’ve seen is there's a big bonanza and a rush to bring companies to market via the SPAC route.

I think over the last two or three months there's been a big hangover from that party. And actually, now, I think you’ll start to see more sensibly priced, better quality companies come to market. The market is getting much more discerning. I don't think it’s just anybody that can bring a company to market via SPAC anymore.

00:39:23

And I think the difference between the SPAC and the IPO is converging [?]so that the SPAC and PIPE investors are becoming much more sceptical, is probably the right way of putting it, about what they're being presented with.

So, I think we’ve priced this to represent real value for investors. I think we’ve brought a better company to market than our competitors at a better price. And I think we have listened and we’ve looked at what’s happened in the last three or four months with some of the other deals that have come via SPAC. And I think we’ve really changed the structure so that everybody is really aligned.

PA	And is it fair for me to say, you won't want to be on the record for this but just so I understand, you own the majority of this company, which has a market cap of $2 billion. And you also own OVO, which pays quite a lot of money, I'm told. You're a billionaire as a result of this deal, aren't you?

GA	This is the second unicorn. Second unicorn company.

ST	Gavin, stop it.

GA	That's the way to think about it. I'm really conscious of time now, Patrick. I shall pick that up with you, but we’re... Stephen, you've got to go. So, I think, Patrick, we can tie up loose ends.

PA	It’s been great talking to you, Stephen. And best of luck with it. [Inaudible] on your timelines, but I'm sure it’ll happen one day.

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00:40:44

ST	Don’t forget, we’ve been doing this already for six years, Patrick. And we’re working with technology that the automotive sector has been building for the last 20 years. So, there's a lot of work to do, but, Gavin, maybe you can point Patrick to the EASA paper?

GA	Yes, I've got it.

ST	Their expectation that this is a reality by 2024, 2025.

PA	So, it’s not going to go the way of Manor Formula 1?

ST	It depends which way you look at it. Patrick, just between you and me, it turns out that Manor F1 has been, probably, my best investment to date because Vertical has come directly out of that.

PA	I see what you mean, yes.

ST	Now, the racing wasn't very lucrative, but the apology has been.

PA	Right, fantastic. Very good to talk.

GA	Guys, let’s wrap it up.

PA	Stephen, thank you very much.

ST	I really appreciate the conversation we just had. And again, I enjoy being able to speak freely. If there's anything you want to quote on, [overtalking].

PA	I’ll run it past Gavin, and he can run it by you.

ST	We’ll just tighten up the quotes.

GA	Thanks, Patrick.

PA	Thanks very much.

ST	Thank you, guys.

00:42:01

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